Filed pursuant to Rule 433
Dated March 21, 2012
Registration Statement Nos. 333-167844
333-167844-01
Free Writing Prospectus
(To Preliminary Prospectus Supplement dated March 21, 2012 and Prospectus dated December 22, 2010)

Lloyds TSB Bank plc US$ 1,500,000,000 4.200% Senior Notes due 2017

Fully and unconditionally guaranteed by
Lloyds Banking Group plc

Issuer:	Lloyds TSB Bank plc
Guarantor:	Lloyds Banking Group plc
Expected Ratings*:	A1 (under review for downgrade) by Moody’s Investors Service, Inc. A (stable) by Standard & Poor’s Ratings Services A (stable) by Fitch Ratings
Format/Ranking:	SEC Registered Global Notes – Fixed Rate Senior Unsecured
Principal Amount:	$1,500,000,000
Pricing Date:	March 21, 2012
Expected Settlement Date:	March 28, 2012 (T+5)
Maturity Date:	March 28, 2017
Coupon:	4.200%
Interest Payment Dates:	Semi-annually on March 28 and September 28, commencing September 28, 2012
Day Count Fraction:	30 / 360 unadjusted
Price to Public:	99.848%
Benchmark Treasury:	0.875% due February 28, 2017
Benchmark Treasury Price/ Yield:	98-24¼ / 1.134%
Spread to Benchmark Treasury:	+310bps
Yield to Maturity:	4.234%
Underwriting Commissions:	0.35% ($3.50) per Senior Note
All in Price:	99.498%
Net Proceeds:	$1,492,470,000 (before expenses)
CUSIP / ISIN:	539473 AQ1 / US539473AQ13
Expected Listing:	New York Stock Exchange
Denomination:	$1,000 x $1,000
Joint Lead Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Joint Lead Manager (No Books):	Lloyds Securities Inc.

*  Note:   A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc and Lloyds TSB Bank plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc and Lloyds TSB Bank plc have filed with the SEC for more complete information about Lloyds Banking Group plc and Lloyds TSB Bank plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Lloyds Banking Group plc and Lloyds TSB Bank plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (877) 858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, or Wells Fargo Securities, LLC toll-free at (800) 326-5897.

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